

January 3, 2013

<u>Via E-mail</u>
Mr. Paul D. Warenski, Esq.
General Counsel
ServiceSource International, Inc.
634 Second Street
San Francisco, California 94107

> **Re:**   **ServiceSource International, Inc.**
> **Tender Offer Statement on Schedule TO-I**
> **Filed on December 21, 2012**
> **File No. 005-86636**

Dear Mr. Warenski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Disclosure states that, if the fair market value of your common stock increases during the offering period, you will not accept for exchange any in-the-money options. Please confirm your understanding that exclusion of such options would require that the offer remain open for at least ten business days from the date that notice of such decrease in the percentage of options sought is first published, sent or given to security holders, or advise as to your alternative analysis. See Rule 14e-1(b).

Conditions of the offer, page 48

2.   The condition in the second bullet point is subjective. Security holders must be able to evaluate the genuineness of the offer, and therefore the offer can be subject only to conditions that are objective. Please revise.

3.   We refer to the disclosure in the last paragraph of this section regarding your failure to assert conditions. Please note that if you proceed with the offer without asserting a condition, we believe that this amounts to a waiver of that condition, and, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure. In addition, when a condition is rendered incapable of satisfaction prior to the expiration date, you should promptly inform holders of how you intend to proceed, rather than wait until expiration. Please confirm your understanding of these points.

Interests of directors and executive officers; transactions and arrangements …, page 55

4.   Please provide the information required by Items 1004(b) and 1008(a) of Regulation M-A with respect to Eligible Options, or advise.

Additional information, page 59

5.   We note the disclosure in the second full paragraph of this section. The federal securities laws do not authorize incorporation by reference into your offering document of future filings made with the Commission. Please revise to indicate that you will amend your offering materials to disclose material changes to the information published, sent or given to security holders, to the extent required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Tony Jeffries, Esq.
        Wilson Sonsini Goodrich & Rosati
        Professional Corporation